FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

22 April 2026

(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

EARNINGS RELEASE FOR FIRST QUARTER 2026 AND CONSIDERATION OF PAYMENT OF FIRST INTERIM DIVIDEND FOR 2026

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, notice is given that a meeting of a committee of the Board of Directors of HSBC Holdings plc will be held on 5 May 2026 (the "Board Meeting") to consider the announcement of the Earnings Release for the First Quarter 2026 (the "Results") and to consider the payment of a first interim dividend for 2026 on the ordinary shares (the "Dividend").

Subject to the approval and confirmation at the Board Meeting, the Dividend will be payable on 26 June 2026 to holders of record on 15 May 2026 on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register, the Bermuda Overseas Branch register and for holders of American Depositary Shares in New York.

Further details of the Dividend will be detailed in the Results announcement if approved at the Board Meeting.

For and on behalf of
HSBC Holdings plc

Angela McEntee
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

*  Independent non-executive Chairman
†  Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 22 April 2026